

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

Leah Gaines
Vice President, CFO, and Treasurer
Contango ORE, Inc.
3700 Buffalo Speedway, Suite 925
Houston, Texas 77098

      Re: Contango ORE, Inc.
          Form 10-K for the Fiscal Year ended June 30, 2022
          Filed August 31, 2022
          File No. 001-35770

Dear Leah Gaines:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation